

October 28, 2013

Via E-mail
Jodi Taylor
Chief Financial Officer
The Container Store Group, Inc.
500 Freeport Parkway
Coppell, TX 75019

> **Re:** **The Container Store Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 21, 2013**
> **File No. 333-191465**

Dear Ms. Taylor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus summary, page 1

Principal equity holders, page 7

1. Please disclose in this subsection or under a separate heading in your prospectus summary, any payments that the funds associated with LGP and your directors or executive officers received or will receive in connection with the offering, including Distribution payments and the value of the common stock that the funds associated with LGP and your directors or executive officers will receive in the Exchange. In this regard, we note your statement in your letter dated August 21, 2013, in response to comment 14 from our letter dated August 9, 2013, that you will provide such disclosure.

Certain relationships and related party transactions, page 126

2. Please separately quantify in this section the amount of proceeds from the Distribution that will be received by each person qualifying as a related person under Item 404(a) of Regulation S-K.

Please also separately disclose the approximate dollar value of the amount of common stock that each person qualifying as a related person under Item 404(a) of Regulation S-K will receive in the Exchange. In this regard, we note your statement in your letter dated August 21, 3013, in response to comment 33 from our letter dated August 9, 2013, that you will provide such disclosure.

Description of capital stock, page 133

Common stock, page 133

3. We note your statement that "[a]s of October 1, 2013, before giving effect to the Exchange and an assumed 6.7:1 stock split, [you] had outstanding . . . 3,320,327 shares of [your] common stock." However, your disclosure on page 43 and elsewhere indicates that on October 1, 2013, you had 498,049 shares of common stock outstanding. Please revise to clarify whether the figure you cite in this section *does* give effect to the assumed 6.7:1 stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Gregory P. Rogers, Esq.